USA VIDEO INTERACTIVE CORP.

March 4, 2003

03007590

03 MAR 13 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
APR 01 2003
THOMSON FINANCIAL

/cg
Encl.

DW 3/26

USVO
USA VIDEO INTERACTIVE CORP.

USA Video Appoints Engle Group LLC as Investor and Media Relations Liaison

March 4, 2003 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com) has entered into an agreement with Engle Group LLC to undertake investor and media relations services for the Company and to assist the Company in developing and implementing a strategic communications plan. The agreement is for a period of six months at a rate of $2,500 (US) per month. This agreement is subject to TSX Venture Exchange approval.

In addition, the Company wishes to advise that the Company and Maurice Loverso have mutually agreed to terminate the consulting agreement and that Mr. Loverso will no longer be providing investor relations services to the Company. (News Release October 17, 2002) effective February 28, 2003.

About USA Video Interactive Corp.
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com